Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

7 August 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2779.

Yours truly,

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

7 August 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS FOR ANNOUNCEMENT TO THE MARKET

TABCORP PRELIMINARY FINAL REPORT
FOR FULL YEAR ENDED 30 JUNE 2008

In accordance with the ASX Listing Rules 4.3A, the following information in respect of the year ended 30 June 2008 is transmitted for lodgement:

1. Media Release; and

2. Preliminary Final Report (Appendix 4E).

The Directors have declared a special dividend of 47 cents per share fully franked at the company tax rate of 30% to be paid on 22 September 2008.

The dividend record date for the purpose of entitlement to the special dividend will be 18 August 2008. The ex-dividend date is 12 August 2008.

The Directors decided to continue the operation of the Company's Dividend Reinvestment Plan (DRP) for the special dividend. To participate in the DRP at the special dividend, DRP elections must be received by Tabcorp's share registry (Link Market Services Limited) by the end of the record date. The price at which shares are issued under the DRP is the daily volume weighted average market price of Tabcorp shares sold in the ordinary course of trading on the Australian Securities Exchange over a period of ten business days beginning on the second business day after the dividend record date. Currently, there is no discount applicable on the price of shares issued under the DRP. Information regarding the DRP can be found on the company's website at **www.tabcorp.com.au**.

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

Tabcorp
the bigger better game

RECEIVED
2008 AUG 14 P 2:09

7 August 2008

Tabcorp 2008 full year results

Highlights:

- Normalised net profit after tax before non-recurring items $516.9 million; normalised earnings per share 98.5 cents - in line with guidance; strong expense performance; equine influenza mitigated.
- Reported net loss after tax ($164.6 million); addresses significant balance sheet adjustments, including a charge against the Victorian licences ($487.7 million) and impairment of wagering goodwill ($194 million).
- Dividend of 94 cents per share maintained, including special dividend of 47 cents per share. Outlook for the company maintains dividend per share at current level.
- Group priorities unchanged, with focus on operational performance and customer service improvement.
- Increased investment in core businesses; Star City casino expansion investment $475 million.

Group performance overview
Tabcorp Holdings Limited today announced a normalised net profit after tax (before non-recurring items) of $516.9 million for the year to 30 June 2008. Normalised earnings per share were 98.5 cents. Normalised earnings were in line with the 2007 result and consistent with guidance given at the beginning of the year, notwithstanding the effect of equine influenza.

Reported net loss after tax was ($164.6 million), reflecting three significant balance sheet adjustments:

- A charge of $487.7 million against the value of the Victorian wagering and gaming licences, reflecting the Victorian Government's view that Tabcorp is not entitled to a licence fee refund.
- A write down of $194 million in the carrying value of the company's wagering business, reflecting the challenges faced by this business in recent years and the changes in the competitive environment.
- A write off of $25.8 million after tax against assets that will be made redundant as part of the expansion of Star City casino.

These charges were partially offset by a positive win rate in the International Rebate Business in the Casinos Division. The above theoretical win rate contributed $26 million after tax to reported earnings.

Taking into consideration the underlying performance of the business, the Board has declared a special dividend of 47 cents. This special dividend is a substitute for the final dividend that will not be declared by the company as a result of the additional charges to the 2008 reported earnings. The special dividend will be fully franked and payable on 22 September 2008 to shareholders registered on the books at 18 August 2008.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Chairman John Story said: "The operational performance of the Group was in line with that of the previous year. In light of the challenges that it has faced, including smoking bans, higher gaming taxes and the outbreak of equine influenza, this was a creditable outcome.

"The decisions taken by the Victorian Government in April 2008 have a material impact on the Group. As a consequence, the Board has determined to take a provision for the value of the licence refund. We believe this to be prudent, but it should in no way be seen as a change in our strong resolve to pursue our legal entitlement to the refund," Mr Story said.

"We have also reviewed the carrying value of our wagering business. The performance of this business has been impacted over several years by the challenges of integrating the Victorian and New South Wales operations, the split picture dispute and equine influenza. Whilst management has responded strongly to those challenges in the last year and delivered a positive result, we cannot ignore their cumulative effect on the business. Moreover, we must take into account the changing competitive environment and the uncertainty in the regulatory regime. Tabcorp is adapting to the changing competitive conditions aggressively, having regard to the interests of the racing industry on which the business is based. Whilst we have every confidence in the future for the wagering business, we consider that an adjustment to its carrying value is called for.

"Finally, the proposed expansion of Star City will render redundant certain elements of the property, the value of which is still carried on the balance sheet. We have written these items off as part of our overall review of the balance sheet," he said.

"The combined impact of these adjustments on the reported earnings is substantial. We have, however, considered the dividend payment in the context of normalised earnings, and have resolved to maintain the annual dividend at 94 cents per share. And while we are conscious of global uncertainty and a softening economy, based on the current outlook for the company we expect that this payment per share can be maintained," Mr Story said.

Division performance

In the 2008 financial year, each of Tabcorp's three divisions delivered good expense control, with aggregate expenses up 0.5%. Revenue performance across the divisions was mixed, with aggregate revenues up 0.9%.

Measured in normalised Earnings Before Interest and Tax (EBIT), the divisional results were:

- **Casinos**: EBIT $368.8 million, down 4.5 per cent. The four casino properties experienced tougher trading conditions in the second half, in addition to the impact of smoking bans in New South Wales. These factors impacted on revenues from Electronic Gaming Machines and the Main Gaming Floor with revenues down 2.4% and 1.2% respectively.

  At the premium end, revenues from the domestic Private Gaming Rooms increased by 8.7%, assisted by above average win rates. Revenues from the International Rebate Business were down 28.3% on the previous year, driven by

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

the absence of a few large players. An above theoretical win rate of 1.8% added $26 million to the company's reported profit after tax.

The Board has approved an investment of $475 million to expand Star City casino. This investment follows a new agreement on exclusivity and product concessions with the New South Wales State Government.

The expansion will turn Star City into the leading entertainment destination in New South Wales. The project includes a new five-star hotel tower, a reorientation of the property towards Sydney harbour, a significant expansion of the number of restaurants, bars and retail shops, and an expansion of the Main Gaming Floor. The Star City expansion project is expected to commence in early 2009 and be complete in 2011.

- **Wagering**: EBIT $264.4 million, up 4.2%. The wagering result is positive in light of the equine influenza outbreak, which impacted EBIT by approximately $17 million. Racing turnover recovered gradually during the second half after racing resumed in December 2007. Sportsbetting continued to perform well with revenues up 15.9% on the previous year.

  The equine influenza outbreak had a significant impact on the Australian racing industry. In New South Wales, thoroughbred and harness racing stopped for more than three months, with the government providing financial support to participants. Victoria continued to deliver a full racing program, which helped wagering across the nation to continue. The continued racing program, together with additional financial support from Tabcorp and an increase in the industry's share of gaming earnings offset the impact of equine influenza in Victoria. Distributions to the New South Wales racing industry fell by 4.4% to $214.0 million, while distributions to the Victorian racing industry increased to a record $300.3 million.

- **Gaming**: EBIT $261.4 million, down 0.3%. The Gaming division increased revenues by 4.8% despite the introduction of full indoor smoking bans in Victoria. Gaming market share in Victoria continued to increase, averaging 52% in the second half. Revenue growth did not translate into higher earnings as a result of the higher Gaming Machine Levy imposed by the Victorian Government.

  Following New South Wales Government approval, the division commenced the rollout of its Keno product into New South Wales hotels. As at the end of June 2008, 170 hotels offered the Keno product and this is expected to expand to 600 by the end of the 2009 financial year.

Chief Executive Officer Elmer Funke Kupper said that the company had responded well to the equine influenza outbreak and a softening in the economic environment in the second half.

"When equine influenza hit the racing industry, we adjusted our operating plans. This allowed us to compensate for the loss of revenues and deliver on our original guidance that the 2008 results should be similar to 2007. This outcome is a great credit to the resilience of our wagering business and our racing industry partners.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

"Our Gaming business did well to accommodate both the higher Victorian gaming levy and the expansion of Victorian smoking bans. The Casinos Division has, however, struggled in the face of smoking bans in New South Wales, competition in Queensland and a deteriorating economic environment.

"2008 was operationally a much better year for the company. We simplified the business, increased the focus on each of the operating divisions, reduced the size of our head office and exited our China Keno businesses. Following significant issues in the previous year, our technology performance improved significantly, particularly during Spring Carnival in Victoria and Autumn Carnival in New South Wales.

"Our reported earnings were affected by a number of write downs. We have now dealt with the major operational and balance sheet issues.

"During the year, we started a number of new initiatives that target higher growth. We expanded our Keno business in New South Wales, announced entry by our wagering business into the Northern Territory market, and approved the expansion of Star City casino. These investments will put the company in a better position over the coming years," he said.

Accounting treatment for Victorian wagering and gaming licences
In April 2008, the Victorian Government announced that it had decided to move to a new structure for Victoria's gambling industry beyond 2012. The Government also stated it had formed the view that Tabcorp was not entitled to compensation under the Gambling Regulation Act 2003. Tabcorp believes that it has a right to a payment, which it estimates to be $687 million. Legislation in relation to the announcement is yet to be enacted.

The obligation on the Victorian Government to make the payment to Tabcorp came into existence when it floated the company. The right to the payment is in legislation and has been acknowledged in various publicly available Government documents since 1994, including the annual state budget papers. Tabcorp has recorded the licences as an intangible asset on its balance sheet at their original cost of $597 million, and as a result of the payment obligation, no amortisation has been recorded since 1994 given the payment was expected to be not less than cost.

Tabcorp intends to pursue all of its rights and to take all appropriate action in respect of the payment. However, the Government's stated position creates uncertainty in respect of the payment, and therefore, the company has taken a provision for the present value of the payment and will amortise the remaining value of the licences over the next four years.

This is reflected in Tabcorp's reported earnings as follows:

- The company incurred a charge in its 2008 reported earnings of $487.7 million
- Until expiry of the licences in August 2012, the company will incur an annual licence amortisation charge of $26.5 million.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp outlook
Mr Funke Kupper said that the company is well placed to face a tougher economic environment. "In the second half, we have seen that higher interest rates and higher living expenses are starting to affect discretionary spending, particularly in our casinos business.

"The operational improvements we put in place during the 2008 financial year put us in a stronger position to weather an economic downturn. On the expense side, we will continue to manage expense growth within CPI. On the revenue side, a number of challenges that impacted us, including smoking bans, higher gaming taxes and equine influenza are now largely behind us. This allows us to focus our energy on our customers and on improving our competitive position.

"In 2008, we distributed a dividend of 94 cents per share to shareholders. Our current projections indicate that this payment per share can be maintained.

Mr Funke Kupper confirmed that Tabcorp will increase investment in its casinos and wagering divisions. "In 2009, we will increase our capital investment program, particularly in the casinos division. In the medium term, these investments are critical so we can give our customers the best possible gambling entertainment experience and secure the revenue performance of our businesses."

For more information:

Financial analysts:	Matt Bekier, Chief Financial Officer, 03 9868 2195
Media:	Bruce Tobin, Group GM Corporate Affairs, 03 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp full year results to 30 June 2008

- Normalised and before non-recurring items
  - Net operating revenue — $3,915.6 million, up 0.9%
  - Earnings Before Interest and Tax (EBIT) — $896.6 million, up 0.1%
  - Net profit after tax — $516.9 million, up 0.3%
  - Earnings per share (EPS) — 98.5 cents, up 0.3%
- Reported
  - Net operating revenue — $3,957.0 million, up 3.1%
  - Net profit/(loss) after tax — $(164.6) million, down <100%
  - Earnings per share (EPS) — (31.4) cents, down <100%
- Dividend per share, fully franked
  - Special dividend — 47 cents
  - Payout Ratio, normalised — 95.5%
- Segment EBIT, normalised and before non-recurring items:
  - Casinos: — $368.8 million, down 4.5%
  - Wagering: — $264.4 million, up 4.2%
  - Gaming: — $261.4 million, down 0.3%

Stakeholder benefits

- Taxes on gambling paid by Tabcorp businesses, including the gaming machine levy — $1,284.1 million, up 3.3%
- Income generated for VIC and NSW racing — $514.3 million, down 1.4%
  - VIC: — $300.3 million, up 0.9%
  - NSW: — $214.0 million, down 4.4%
- Contribution to State community benefit funds — $89.0 million, up 3.2%
- Income taxes paid and payable — $220.5 million, up 21.3%

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Appendix 4E
Preliminary final report

Name of entity	ABN Reference
TABCORP HOLDINGS LIMITED	66 063 780 709

1. Reporting periods

financial year ended ('current period')	financial year ended ('previous corresponding period')
30 June 2008	30 June 2007

2. Results for announcement to the market

	Current period $'m	Previous corresponding period $'m	% Change Increase/(decrease)	Amount Increase/(decrease) $'m
Key Information				
Revenues from ordinary activities	4,042.4	3,883.7	4%	158.7
Profit from ordinary activities before income tax expense and impairment	763.8	641.8	19%	122.0
Profit/(loss) from ordinary activities after tax attributable to members	(164.6)	450.4	N/A	(615.0)
Net profit/(loss) for the period attributable to members	(164.6)	450.4	N/A	(615.0)

Dividends (distributions)			Amount per share	Franked amount per share at 30% tax
Special dividend	Record Date Payable	18 August 2008 22 September 2008	47.0 ¢	47.0 ¢
Interim dividend	Paid	9 April 2008	47.0 ¢	47.0 ¢

Supplementary comments
Refer to the attached report for the year ended 30 June 2008 and the Media Release lodged with the Australian Securities Exchange on 7 August 2008 for an explanation of the above figures.

3. Statement of financial performance

Refer to the income statement in the attached report.

4. Statement of financial position

Refer to the balance sheet in the attached report.

5. Statement of cash flows

Refer to the cash flow statement in the attached report.

6. Dividends

		Date paid/payable	Amount per share	Franked amount per share at 30% tax	Amount per share of foreign source dividend	Amount $'m
Special dividend:		22 September 2008	47.0 ¢	47.0 ¢	0.0 ¢	246.7
Final dividend:	Current year	n/a	0.0 ¢	0.0 ¢	0.0 ¢	0.0 ¢
	Previous year	8 October 2007	47.0 ¢	47.0 ¢	0.0 ¢	246.7
Interim dividend:	Current year	9 April 2008	47.0 ¢	47.0 ¢	0.0 ¢	246.7
	Previous year	11 April 2007	47.0 ¢	47.0 ¢	0.0 ¢	246.8

Total dividend per share (interim plus final plus special)

	Current year	Previous year
Ordinary shares	94.0 ¢ (i)	94.0 ¢

(i) The special dividend is a substitute for the current year final dividend.

7. Dividend reinvestment plans

The key terms of the Tabcorp dividend reinvestment plan (DRP) in operation are:

Commencement date: April 2004.
No discount is applicable to shares issued under the DRP.
No brokerage, commission or other transaction costs will be payable by participants on shares acquired under the DRP.
The price at which shares are issued under the DRP is the daily volume weighted average market price of Tabcorp shares sold in the ordinary course of trading on the Australian Securities Exchange over a period of 10 business days beginning on the second business day after the dividend record date.

The last date for receipt of election notices for the dividend reinvestment plan	18 August 2008

8. Statement of Retained Earnings

Refer to Note 9 in the attached report.

9. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary share ($)	(2.78)	(2.89)
Net tangible asset backing per ordinary share including licences ($)	(1.40)	(0.56)

10. Controlled entities

The following controlled entities were disposed of in the year ended 30 June 2008:

Company name:	*Date divested:*
Tabcorp International Hong Kong Ltd	19 December 2007
Tabcorp LotSynergy Technology (Beijing) Co. Ltd	19 December 2007
Tabcorp Apollo Technologies Private Ltd	16 October 2007

The following controlled entities were incorporated in the year ended 30 June 2008:

Company name:	*Date acquired:*
Jupiters Resorts (Macau) Limited	5 June 2008
Vanuatu Casino Management Services Limited	17 June 2008

11. Associates and Joint Ventures

The economic entity does not operate a Joint Venture entity but rather an unincorporated joint venture operation with VicRacing Pty Ltd. The principal activity of the joint venture is the organisation, conduct, promotion and development of wagering and gaming within the State of Victoria. The Group receives 75% of the product and expenses of the joint venture.

12. Other significant information

Refer to the attached report and the Media Release lodged with Australian Securities Exchange on 7 August 2008.

13. Foreign entities

N/A

14. Commentary

14.1 Earnings per share

Refer to Note 5 in the attached report.

14.2 Returns to shareholders including distributions and buy backs

Refer to the attached report.

Note 4 - Dividends

Note 8 - Issued capital

14.3 -14.5 Significant features of operating performance

Refer to the attached report and the Media Release lodged with the Australian Securities Exchange on 7 August 2008.

14.6 Other factors which have affected or likely to affect the results

Refer to the attached report and the Media Release lodged with the Australian Securities Exchange on 7 August 2008.

15. Compliance statement

This preliminary final report is prepared in accordance with ASX listing rules. It should be read in conjunction with any announcements to the market made by the entity during the period.

The preliminary final report is based on the financial statements of the Group which are in the process of being audited.

Income statement
For the year ended 30 June 2008

Tabcorp

	Note	Consolidated 2008 $m	2007 $m
Total operating revenues		**3,957.0**	3,835.0
Other revenues	2	**85.4**	48.7
Revenue		**4,042.4**	3,883.7
Other income	2	**2.1**	(1.5)
Government taxes and levies		**(1,075.2)**	(1,044.3)
Commissions and fees		**(828.2)**	(825.5)
Employment costs		**(553.9)**	(587.3)
Depreciation and amortisation	2	**(192.9)**	(142.3)
Property costs		**(81.3)**	(78.7)
Advertising and promotions		**(86.3)**	(80.9)
Professional and contract services		**(25.1)**	(33.3)
Finance costs	2	**(168.4)**	(172.3)
Other expenses		**(269.4)**	(275.8)
Profit before income tax expense and impairment		**763.8**	641.8
Impairment	2	**(707.6)**	(2.2)
Profit before income tax expense		**56.2**	639.6
Income tax expense	3	**(221.2)**	(190.1)
Net profit/(loss) after tax		**(165.0)**	449.5
Net loss attributable to minority interest		**0.4**	0.9
Net profit/(loss) attributable to members of the parent entity		**(164.6)**	450.4
Basic earnings per share (cents per share)	5	**(31.4)**	85.8
Diluted earnings per share (cents per share)	5	**(31.3)**	85.6

Balance sheet
As at 30 June 2008

Tabcorp

	Note	Consolidated 2008 $m	2007 $m
Current assets			
Cash and cash equivalents		**173.2**	202.2
Receivables		**64.8**	31.6
Inventories		**13.4**	15.1
Derivative financial instruments		**3.2**	-
Other		**23.6**	18.7
Assets held for sale		**-**	15.1
Total current assets		**278.2**	282.7
Non current assets			
Property, plant and equipment		**1,499.3**	1,461.8
Licences	6	**723.9**	1,220.8
Other intangible assets		**3,506.8**	3,680.7
Other receivables	7	**2.1**	-
Derivative financial instruments		**87.9**	66.8
Other		**23.5**	13.7
Total non current assets		**5,843.5**	6,443.8
TOTAL ASSETS		**6,121.7**	6,726.5
Current liabilities			
Payables		**407.3**	379.8
Interest bearing liabilities		**-**	390.0
Current tax liabilities		**52.3**	13.2
Provisions		**98.7**	114.7
Other		**1.9**	2.6
Liabilities held for sale		**-**	4.6
Total current liabilities		**560.2**	904.9
Non current liabilities			
Interest bearing liabilities		**2,269.7**	1,950.6
Deferred tax liabilities		**293.0**	271.7
Provisions		**25.4**	45.3
Derivative financial instruments		**199.4**	167.3
Other		**3.2**	2.5
Total non current liabilities		**2,790.7**	2,437.4
TOTAL LIABILITIES		**3,350.9**	3,342.3
NET ASSETS		**2,770.8**	3,384.2
Equity			
Issued capital	8	**3,195.4**	3,192.3
Retained earnings/(accumulated losses)	9	**(490.2)**	168.6
Reserves		**65.6**	15.2
Parent interests		**2,770.8**	3,376.1
Minority interests		**-**	8.1
TOTAL EQUITY		**2,770.8**	3,384.2

	Note	Consolidated 2008 $m	2007 $m
Cash flows from operating activities			
Net cash receipts in the course of operations		**4,097.4**	4,009.0
Payments to suppliers, service providers and employees		**(2,077.0)**	(2,056.3)
Payment of government levies, betting taxes and GST		**(1,026.0)**	(993.1)
Interest received		**9.0**	8.7
Finance costs paid		**(171.7)**	(161.4)
Income tax paid		**(179.4)**	(198.2)
Net cash flows from operating activities	10	**652.3**	608.7
Cash flows from investing activities			
Proceeds from sale of controlled entity (net of cash disposed)		**14.2**	-
Proceeds from sale of property, plant and equipment and intangibles		**1.7**	5.8
Payment for property, plant and equipment and intangibles		**(222.0)**	(166.8)
Net cash flows from investing activities		**(206.1)**	(161.0)
Cash flows from financing activities			
Net proceeds from borrowings		**16.0**	22.0
Dividends paid		**(385.2)**	(348.4)
On-market share purchases for dividend reinvestment plan		**(108.2)**	(134.6)
Payments for on-market share buy back		**(4.1)**	(4.7)
Proceeds from exercise of options		**2.2**	2.7
Loan advanced to related party		**(3.0)**	-
Repayment of employee share loans		**2.0**	16.0
Net cash flows from financing activities		**(480.3)**	(447.0)
Net increase/(decrease) in cash held		**(34.1)**	0.7
Cash at the beginning of the financial year		**207.3**	206.6
Cash at the end of the financial year	10	**173.2**	207.3

	Note	Consolidated 2008 $m	2007 $m
Change in fair value of cash flow hedges		**69.6**	45.9
Actuarial loss on defined benefit plan		**(1.1)**	(0.8)
Income tax expense on items taken directly to equity	3	**(20.5)**	(13.6)
Net income recognised directly in equity		**48.0**	31.5
Net profit/(loss) after tax		**(165.0)**	449.5
Total recognised income and expense for the period		**(117.0)**	481.0
Attributable to:			
Members of the parent entity		**(116.6)**	481.9
Minority interest		**(0.4)**	(0.9)
		(117.0)	481.0

1. Significant accounting policies

Tabcorp Holdings Limited ('the Company') is a company limited by shares which are traded on the Australian Stock Exchange. The Company is incorporated and domiciled in Australia. This financial report presents the consolidated results of the Company and its subsidiaries (collectively referred to as 'the Group') and the Group's interest in joint ventures for the year end 30 June 2008.

The financial report was authorised for issue by the directors on 7 August 2008.

(a) Statement of compliance

The consolidated financial statements on which this financial report is based complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b) Basis of preparation

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis, except for derivative financial instruments, other receivables and pension assets that have been measured at fair value. The carrying value of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged. Non current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

2. Revenue and expenses

	Note	Consolidated 2008 $m	Consolidated 2007 $m
(a) Other revenues:			
Finance revenue			
- interest revenue		9.3	8.6
- unwinding of discount on receivables		40.6	-
Other revenue items		35.5	40.1
		85.4	48.7
(b) Other income:			
Net gain on disposal of controlled entity		0.4	-
Net gain/(loss) on disposal of non current assets		1.4	(2.0)
Net foreign exchange gain		0.3	0.5
		2.1	(1.5)
(c) Depreciation:			
- buildings		12.0	14.4
- leasehold improvements		13.8	14.3
- plant and equipment		76.8	75.4
		102.6	104.1
(d) Amortisation:			
- Victorian licences		26.6	-
- Victorian licences - prior periods net adjustment	6	27.1	-
- NSW wagering licence		3.7	3.7
- Star City and Treasury casino licences		3.2	3.2
- Queensland Keno licence		2.3	2.4
- customer contracts and relationships		0.2	0.2
- software		26.5	23.6
- rental in advance		0.2	4.7
- other		0.5	0.4
		90.3	38.2
(e) Impairment:			
- goodwill		194.0	-
- other receivables		474.6	-
- property, plant and equipment		39.0	2.2
		707.6	2.2
(f) Employment costs:			
Included in employment costs:			
- defined benefit plan expense		1.4	0.6
- defined contribution plan expense		37.3	38.4
- share based payments expense		3.4	3.7
- reorganisation costs		(0.1)	37.0
		42.0	79.7

	Consolidated 2008 $m	Consolidated 2007 $m
2. Revenue and expenses (continued)		
(g) Operating lease rentals:		
- minimum lease payments	27.7	27.6
(h) Other expenses include:		
- cost of sales	69.6	66.3
(i) Finance costs:		
- interest costs	167.8	161.8
- other finance costs	4.6	3.2
- unwinding of discounts	6.8	5.2
- (gain)/loss on fair value hedges	(10.8)	2.1
	168.4	172.3

3. Income tax

Income tax expense

	2008 $m	2007 $m
The major components of income tax expense are:		
Current tax expense	220.5	181.8
Adjustments in respect of current income tax of previous years:		
- affecting provision for income tax	0.5	(4.4)
- affecting deferred tax balances	(4.0)	(2.0)
Deferred income tax expense relating to the origination and reversal of temporary differences	4.2	14.7
Income tax expense reported in the income statement	221.2	190.1
Aggregate current and deferred tax relating to items charged or credited to equity:		
Change in value of cash flow hedges	20.8	13.9
Actuarial loss on defined benefit plan	(0.3)	(0.3)
Income tax expense reported in equity	20.5	13.6

Income tax expense

A reconciliation between income tax expense and the product of accounting profit before income tax multiplied by the income tax rate is as follows:

	2008 $m	2007 $m
Accounting profit before income tax expense	56.2	639.6
At the Group's statutory income tax rate of 30%	(16.9)	(191.9)
- impairment of goodwill and other receivables	(200.6)	-
- amortisation of Victorian licences	(16.1)	-
- unwinding of discount on receivables	12.2	-
- prepaid rent	(1.8)	(1.6)
- International business costs	0.8	(1.3)
- sundry items	(2.3)	(1.7)
- over provision in prior years	3.5	6.4
Aggregate income tax expense	(221.2)	(190.1)

	Note	Consolidated 2008 $m	2007 $m
4. Dividends			
Dividends declared and paid during the year on ordinary shares:			
(a) Final dividend for 2007 of 47.0 cents (2006: 45.0 cents)		**246.7**	236.2
(b) Interim dividend for 2008 of 47.0 cents (2007: 47.0 cents)		**246.7**	246.8
	9	**493.4**	483.0
Dividends declared after balance date			
Since the end of the financial year, the directors declared the following dividend:			
Special - 47.0 cents per share		**246.7**	-
Final - 47.0 cents per share		**-**	246.7

The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer to note 13).

5. Earnings per share

(a) Earnings used in calculating earnings per share

Basic and diluted earnings per share

	2008 $m	2007 $m
Net profit/(loss) attributable to members of the parent entity	**(164.6)**	450.4

(b) Weighted average number of shares used as the denominator

	Consolidated 2008 Number	2007 Number
Weighted average number of ordinary shares used in calculating basic earnings per share	**524,927,016**	524,927,016
Effect of dilution:		
- Options and Performance Options	**239,040**	659,559
- Performance Rights	**518,563**	406,940
Weighted average number of ordinary shares adjusted for the effect of dilution	**525,684,619**	525,993,515
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	**77,581**	51,665

6. Intangible assets - licences

	Consolidated 2008 $m	Consolidated 2007 $m
Victorian wagering and gaming licences [i] :		
- at cost	**477.9**	597.2
- accumulated amortisation	**(368.4)**	-
	109.5	597.2
NSW wagering licence:		
- at cost	**339.1**	339.1
- accumulated amortisation	**(14.8)**	(11.1)
	324.3	328.0
Star City and Treasury casino licences:		
- at cost	**294.7**	294.7
- accumulated amortisation	**(37.4)**	(34.2)
	257.3	260.5
Queensland Keno licence:		
- at cost	**43.7**	43.7
- accumulated amortisation	**(10.9)**	(8.6)
	32.8	35.1
	723.9	1,220.8

(i) Accounting for Victorian wagering and gaming licences

Since 1994, the Victorian wagering and gaming licences ('the Victorian Licences') and the entitlement to receive a cash payment in respect of the Victorian Licences were accounted for as a single intangible asset.

On 10 April 2008 the Victorian Government announced that it had decided to move to a new industry structure for gaming, wagering and keno in Victoria beyond 2012 and also stated that it had formed the view that the Company is not entitled to compensation ('the Announcement').

As a consequence of the Victorian Government statement of April 2008 in respect of the Victorian Licences, the Company has determined that the most appropriate accounting treatment under AIFRS is to record two separate assets as follows:

(a) Intangible Asset – licences

An intangible asset representing the Company's right to use the Victorian Licences for the 18 years until expiry in 2012 at cost of $477.9 million and with no residual value. As the Victorian Licences have no residual value they are amortised on a straight line basis over the 18 year useful life until the Victorian Licences expire in 2012.

(b) Other Receivables – Receivable in respect of the Victorian Licences

A financial asset representing the Company's entitlement to receive a cash payment of $686.8 million in respect of the Victorian Licences at present value of $474.6 million at 30 June 2008, refer note 7.

Pursuant to section 4.3.12 of the Gambling Regulation Act 2003 (Vic) ('the Act') on the grant of new licences, the Company is entitled to be paid an amount equal to the licence value of the former licences or the premium paid by the new licensee, whichever is the lesser. The Company's estimate of the payment to be received in 2012 is $686.8 million.

In accordance with AASB 139 'Financial Instruments: Recognition and Measurement' the Company has assessed the estimated cash flows of the receivable for recoverability. Given the uncertainty created by the Announcement the Receivable in respect of the Victorian Licences is considered impaired and the full value has been provided for at 30 June 2008.

The Company intends to pursue all available options in relation to recovery of the payment from the Government.

The Company has determined that the financial effect of the revised accounting treatment is not material to the prior period, and therefore the prior period has not been restated. The financial effect of a restatement of the prior period would have been as follows:

- net assets and retained earnings decrease by $27.1 million;
- non-current other receivables increase by $434.0 million;
- intangible assets - licences decrease by $461.1 million; and
- net profit for the year ended 30 June 2007 increase of $10.6 million.

6. Intangible assets - licences (continued)

Reconciliations

	Victorian wagering & gaming licences $m	NSW wagering licence $m	Star City & Treasury casino licences $m	Queensland Keno licence $m
2008				
Carrying amount at beginning of year	**597.2**	**328.0**	**260.5**	**35.1**
Revision of accounting treatment [i]	**(461.1)**	**-**	**-**	**-**
Amortisation expense	**(26.6)**	**(3.7)**	**(3.2)**	**(2.3)**
Carrying amount at end of year	**109.5**	**324.3**	**257.3**	**32.8**
2007				
Carrying amount at beginning of year	597.2	331.7	263.7	37.5
Amortisation expense	-	(3.7)	(3.2)	(2.4)
Carrying amount at end of year	597.2	328.0	260.5	35.1

	Note	Consolidated 2008 $m	Consolidated 2007 $m
7. Other receivables			
Non current			
Receivable in respect of the Victorian Licences	6	**474.6**	-
Allowance for impairment [a]	6	**(474.6)**	-
		-	-
Other		**2.1**	-
		2.1	-
(a) Movement in the allowance for impairment:			
Allowance for impairment at the beginning of the year		**-**	-
Impairment for the year		**(474.6)**	-
		(474.6)	-

	Consolidated 2008 $m	Consolidated 2007 $m

8. Issued capital

	2008 $m	2007 $m
Ordinary shares - issued and fully paid (i)	**3,198.9**	3,199.0
Treasury shares (ii)	**(3.5)**	(6.7)
	3,195.4	3,192.3

(i) Ordinary shares

There is only one class of share (ordinary shares) on issue. These ordinary shares entitle the holder to participate in dividends and proceeds on winding up of the Company in proportion to the number and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. The Company does not have authorised capital nor par value in respect of its issued shares.

	2008 Number of shares	2008 $m	2007 Number of shares	2007 $m
Movements in ordinary share capital:				
Ordinary share capital at the beginning of the financial year	**524,927,016**	**3,199.0**	524,927,016	3,199.6
Employee deferred share plan	-	-	51,595	0.8
Buy backs	-	-	(51,595)	(0.8)
Transfer from employee equity benefit reserve (a)	-	**0.4**	-	0.2
Net outlay to purchase shares (b)	-	**(0.5)**	-	(0.8)
Ordinary share capital at the end of the financial year	**524,927,016**	**3,198.9**	524,927,016	3,199.0

(a) Transfer on vesting of Performance Options and Performance Rights.

(b) Net outlay for the purchase of Company shares for Performance Options and Performance Rights exercised by certain executives in lieu of issuing new share capital.

(ii) Treasury shares

Treasury shares comprise:

- the balance of limited recourse loans provided to employees in employee share plans (loans ceased being granted in 2003); and
- the unvested portion of Restricted Shares issued to executives as an incentive on appointment or for retention.

	Note	Consolidated 2008 $m	Consolidated 2007 $m
Movements in treasury shares:			
Treasury shares at the beginning of the financial year		**(6.7)**	(23.3)
Restricted shares issued		**(1.4)**	(0.4)
Share based payments expense		**1.6**	1.0
Transfer of limited recourse loan to receivable		**1.0**	-
Repayments		**2.0**	16.0
Treasury shares at the end of the financial year		**(3.5)**	(6.7)

9. Retained earnings

	Note	2008 $m	2007 $m
Movements in retained earnings:			
Retained earnings at the beginning of the financial year		**168.6**	201.7
Net actuarial loss on defined benefit plan		**(0.8)**	(0.5)
Net profit/(loss) attributable to members of the parent entity		**(164.6)**	450.4
Dividends paid	4	**(493.4)**	(483.0)
Retained earnings/(accumulated losses) at the end of the financial year		**(490.2)**	168.6

10. Notes to the cash flow statement

(a) Reconciliation of cash

For the purposes of the cash flow statement, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	Consolidated 2008 $m	Consolidated 2007 $m
Cash and cash equivalents	**173.2**	202.2
Assets held for sale	**-**	5.1
	173.2	207.3

(b) Reconciliation of net profit after tax to net cash flows from operating activities

	2008 $m	2007 $m
Net profit/(loss) after tax	**(165.0)**	449.5
Add/(less) items classified as investing/financing activities:		
- net gain on disposal of controlled entity	**(0.4)**	-
- net (gain)/loss on disposal of non current assets	**(1.4)**	2.0
Add/(less) non cash income and expense items:		
- depreciation expense	**102.6**	104.1
- amortisation expense	**90.3**	38.2
- impairment	**707.6**	2.2
- share based payments expense	**3.4**	3.7
- net fair value change on derivatives	**(7.5)**	0.5
- unwinding of discount	**(40.6)**	-
- other	**0.9**	-
Net cash provided by operating activities before changes in assets and liabilities	**689.9**	600.2
Changes in assets and liabilities:		
(Increase)/decrease in:		
- trade and sundry receivables	**(32.7)**	8.0
- inventories	**2.5**	(0.1)
- prepayments	**(11.3)**	(1.5)
- accrued interest income	**-**	0.1
- other assets	**(4.1)**	(1.3)
(Decrease)/increase in:		
- payables	**11.4**	33.8
- provisions	**(42.0)**	(25.3)
- deferred tax liabilities	**(2.2)**	12.7
- provision for income tax	**39.1**	(20.1)
- other liabilities	**1.7**	2.2
Net cash from operating activities	**652.3**	608.7

11. Segment information

The Group's primary format of segment reporting is on a business segment basis.

The Group has three main business segments:

Casinos	Casino operations including hotels, apartment complex, theatres, restaurants and bars.
Wagering	Comprises: - Totalisator and fixed odds betting activities; and - National and international broadcasting of racing and sporting events.
Gaming	Gaming machine and Keno operations in licensed clubs and hotels.

The Group's business segments are predominantly located in, and provide services to one geographical segment, Australia. Operations outside of Australia were not material in the reporting periods.

Unallocated includes residual international technology and product sales.

Inter segment pricing is determined on commercial terms and conditions.

	Casinos $m	Wagering $m	Gaming $m	Unallocated $m	Elimination $m	Consolidated $m
2008 - Consolidated						
Total operating revenues - external	1,352.3	1,469.9	1,133.6	1.2	-	3,957.0
Other revenues - external	7.1	7.7	20.6	50.0	-	85.4
Intersegment revenue	5.2	-	-	-	(5.2)	-
Revenues	1,364.6	1,477.6	1,154.2	51.2	(5.2)	4,042.4
Segment Result (pre impairment)	**408.1**	**247.1**	**225.0**			**880.2**
Segment Result	**369.1**	**(98.8)**	**(97.7)**			**172.6**
Unallocated items:						
- interest revenue						9.3
- operating revenues						1.2
- other revenues						40.7
- other income and expenses						0.8
- finance costs						(168.4)
Profit before income tax						56.2
Income tax expense						(221.2)
Loss for the period						**(165.0)**
Depreciation and amortisation	61.7	67.1	63.8	0.3	-	192.9
Impairment losses recognised in the income statement	39.0	345.9	322.7	-	-	707.6
Non cash expenses other than depreciation and amortisation	10.0	(0.9)	-	1.0	-	10.1
Segment assets	3,170.6	2,383.9	474.8	92.4	-	6,121.7
Segment liabilities	253.1	207.4	48.5	2,841.9	-	3,350.9
Capital expenditure	126.5	67.2	49.5	-	-	243.2

11. Segment information (continued)

	Casinos $m	Wagering $m	Gaming $m	Unallocated $m	Elimination $m	Consolidated $m
2007 - Consolidated						
Total operating revenues - external	1,286.6	1,464.1	1,081.8	2.5	-	3,835.0
Other revenues - external	7.1	13.0	19.8	8.8	-	48.7
Intersegment revenue	4.8	-	-	-	(4.8)	-
Revenues	1,298.5	1,477.1	1,101.6	11.3	(4.8)	3,883.7
Segment Result	**333.9**	**225.7**	**251.1**			**810.7**
Unallocated items:						
- interest revenue						8.6
- operating revenues						2.5
- other revenues						0.2
- other income and expenses						(10.1)
- finance costs						(172.3)
Profit before income tax						639.6
Income tax expense						(190.1)
Profit for the period						**449.5**
Depreciation and amortisation	67.9	49.5	23.8	1.1	-	142.3
Impairment losses recognised in the income statement	2.2	-	-	-	-	2.2
Non cash expenses other than depreciation and amortisation	(1.1)	1.7	0.3	-	-	0.9
Segment assets	3,139.2	2,714.2	782.4	90.7	-	6,726.5
Segment liabilities	254.8	209.1	50.7	2,827.7	-	3,342.3
Capital expenditure	89.0	43.0	44.8	5.9	-	182.7

12. Contingent liabilities and contingent assets

Since the last reporting date, there has been no material changes in contingent liabilities and contingent assets.

13. Subsequent events

Dividends

Since 30 June 2008, the directors have declared a special dividend of 47 cents per ordinary share. The total amount of the special dividend is $246.7 million. This has not been provided for in the 30 June 2008 financial statements (refer to note 4).

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

7 August 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP FULL YEAR RESULTS PRESENTATION

Attached is the presentation regarding Tabcorp's full year results ended 30 June 2008 to be presented by Elmer Funke Kupper, Managing Director and Chief Executive Officer.

This presentation will be webcast on Tabcorp's website at **www.tabcorp.com.au** from 12.30pm (Melbourne time) today.

The information contained in this announcement should be read in conjunction with today's announcement of Tabcorp's full year results.

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.


CHAMPAGNE
BAR

2008

Tabcorp Holdings Ltd
Full Year Results Presentation
7 August 2008

Tabcorp
the bigger better game

2008 Financial Results

- Normalised NPAT of $516.9m, up 0.3%
  - Normalised EPS 98.5 cents
  - In line with original guidance
  - Equine Influenza mitigated

- Reported NPAT of ($164.6m) addresses three non-cash balance sheet adjustments
  - Victorian Government announcement – charge against Licences of $487.7m
  - Changes in Wagering market – impairment of Wagering goodwill $194.0m
  - Star City expansion – write down of redundant assets $25.8m

- Dividend maintained at 94 cents per share
  - No final dividend for 2008; substituted by special dividend of 47 cents
  - Normalised payout ratio 95.5%

- Balance sheet remains strong
  - Gross Debt/EBITDA 2.4x
  - BBB+ rating

2008 Operational Perform

- Normalised NPAT of $516.9m, up 0.3%

- Mixed revenue performance
  - Casinos down 1.5%: slow down in 2H; smoking impacts at Star City; positive IRB win rate
  - Wagering up 0.3%: EI recovery; continued sportsbetting growth; increase in competition
  - Gaming up 4.8%: revenue growth despite smoking bans; continued market share gains

- Strong expense and operational performance
  - Reported expenses up 0.5%
  - Underlying expenses below CPI
  - Operational and IT performance significantly improved

- Increased investment in core businesses
  - Capex $243m

Group Priorities

- 2008 priorities largely executed against
  - Improve operations – exited China, improved technology performance, controlled expenses
  - Drive organic growth and share – strong in Gaming, EI in Wagering, soft in Casinos
  - Invest in core franchise – increased capex, approval for Keno, NT, Star City expansion

- Immediate priorities remain unchanged
  - Continue to deliver operational improvement
  - Increase customer focus and improve competitive position
  - Invest in expansion of existing businesses – Keno NSW, NT, Star City
  - Prepare for licence renewal in Victoria

- Greater investment in medium term
  - 2009 capex program in same range as 2008
  - Star City expansion $475m
  - Maintain strong balance sheet through investment period

Group Results

$m	Actual FY08	Change on pcp	Normalised FY08	Change on pcp
Operating revenue	3,957.0	3.1%	3,915.6	0.9%
Net operating expenses	(1,014.0)	0.5%	(1,014.0)	0.5%
EBITDA	1,075.1	7.5%	1,037.9	(0.2%)
EBIT	933.8	9.2%	896.6	0.1%
NPAT	542.9	11.4%	516.9	0.3%
Victorian licence	(487.7)			
Wagering goodwill	(194.0)			
Star City expansion	(25.8)			
Reported NPAT	(164.6)			

Key Drivers of 2008 Full Year Result


515.6
(13.2)
14.2
4.9
(5.1)
4.4
(3.8)
516.9
2007 NPAT
Casinos Revenue
Wagering Revenue
Gaming Revenue
Net Operating Expenses
Net Interest Expense
Income Tax
2008 NPAT

External factors :		EBIT $m
Casinos:	NSW smoking bans	16
Wagering:	Equine Influenza	17
Gaming:	EGM levy increase	13
Total		46

Government Licence Announcement Ap[illegible] 2008

Industry Structure post 2012

- Vic Wagering – 8.5% Group EBIT
  - Single licence consistent with Tabcorp recommendation
  - Awaiting terms and licence process
  - Greater certainty on protection of exclusivity required
- Vic Gaming – 24.5% Group EBIT
  - Shift from dual operator to venue model
  - Improve short term profitability, without risk to revenues
  - Review of post 2012 opportunities

Licence Refund

- Victorian Government formed view that Tabcorp is not entitled to compensation
- Tabcorp position
  - Refund obligation entered into at time of float, confirmed subsequently by the Government
  - Tabcorp estimates refund due is $686.8m
  - Tabcorp will pursue all available options
- Due to uncertainty of the refund, Tabcorp has adopted a prudent position and has provided for the receivable
- Impact on FY08 of $487.7m
- Ongoing amortisation impact of $26.5m pa

Wagering Goodwill Impairment

- Wagering Goodwill impairment $194m
- Asset base of $2.6b, including $1.7b of goodwill, reflecting acquisition of Tab Ltd
  - Fully priced acquisition
  - Number one totalisator
  - Key strategic assets, including NSW TAB, Sky Channel, and 2KY
- Goodwill impairment represents the cumulative effects of
  - Management of integration between NSW and Vic
  - Split picture dispute
  - EI outbreak and continued impact on horse population and field sizes
  - Increase in competition from NT Bookmakers
  - Slow pace of regulatory reform
- Business initiatives to improve performance
  - Investment in retail distribution in NSW and Vic
  - Growth in media
  - International expansion – vision, pooling
  - Entry into Northern Territory market
- Regulatory initiatives
  - Reform of NSW Racing Industry
  - Regulatory reform – racefields legislation

Divisional Results

$m	Casinos Normalised	%	Wagering	%	Gaming	%
Operating revenue	1,316.1	(1.5%)	1,469.9	0.3%	1,133.6	4.8%
Variable contribution	1,080.6	(1.2%)	607.5	2.4%	364.6	1.4%
Net operating expenses	(647.9)	1.7%	(293.3)	1.1%	(75.8)	2.8%
EBITDA	432.6	(5.2%)	314.2	3.6%	288.8	1.0%
Depreciation & amortisation	(63.9)	(9.0%)	(49.8)	0.3%	(27.4)	15.0%
EBIT	368.8	(4.5%)	264.4	4.2%	261.4	(0.3%)
EBIT/Revenue (%)	*27.9*	*(0.9)*	*17.9*	*0.7*	*22.6*	*(1.1)*
Capex	126.5		67.2		49.5	

Casinos: KPIs

	NSW		Qld		Total	
Operating Revenue	**FY08**	**%**	**FY08**	**%**	**FY08**	**%**
EGMs	190.0	(10.0%)	283.3	3.4%	473.3	(2.4%)
Main Gaming Floor	254.4	(2.7%)	120.1	2.0%	374.5	(1.2%)
Private Gaming Rooms	121.8	11.8%	62.1	3.2%	183.9	8.7%
Non-gaming	95.4	0.7%	136.4	1.6%	231.8	1.1%
Domestic	**661.5**	**(2.2%)**	**602.0**	**2.7%**	**1,263.5**	**0.1%**
IRB (Normalised, net)	43.1	(29.5%)	9.5	(22.5%)	52.6	(28.3%)
Total (Normalised)	**704.6**	**(4.4%)**	**611.5**	**2.2%**	**1,316.1**	**(1.5%)**
Total (Actual)	**738.4**	**4.9%**	**619.1**	**5.5%**	**1,357.5**	**5.1%**

- 2008 performance
  - Smoking ban recovery in Qld; new bans in NSW July 07
  - 2H slow-down visible
  - Positive IRB win rate
- Star City
  - New agreement
  - 12 year exclusivity and product concessions
  - $475m expansion approved
- Leverage product concessions ahead of expansions
  - Million dollar slots jackpots
  - Increased VIP slots bet limits
  - Multi Terminal Gaming Machines redefined as tables, with higher bet limits, and 100 extra terminals by 2H09
  - Poker 24/7
  - Domestic rebate program

Casinos: $475m Star City Expansion

Objectives

- Transform Star City into a world class casino and entertainment destination
- Leverage new licence agreement with NSW Government

Scope

- Build new 5 star Hotel, with approx 300 rooms and 500 car spaces
- Re-orient the casino to Sydney Harbour, entrance, gaming, food & beverage
- Create 30 restaurants and bars; expand and refurbish the ballroom
- Increase Main Gaming Floor product by over 30% - focus on tables; EGM cap remains

Execution

- Project endorsed as state significant
- Construction from 2H09; complete 2H FY11
- Total capital investment $475m
- Write down of redundant assets $25.8m NPAT
- Market briefing during September



Wagering: KPIs

Revenue product ($m)	FY08	FY07	%
Racing Vic	627	623	0.6%
Racing NSW	742	774	(4.1%)
Sportsbetting	102	88	15.9%
Trackside	32	29	10.3%
Media	104	90	15.6%
Turnover distribution ($m)			
Retail Vic	2,750	2,843	(3.3%)
Retail NSW	3,499	3,664	(4.5%)
Internet	1,188	1,012	17.4%
Phone	987	1,034	(4.5%)
Oncourse	604	581	4.0%
Retail			
Self service turnover Vic	27.6%	21.8%	5.8%
Racing Industry Contributions ($m)			
Victoria	300	298	0.9%
NSW	214	224	(4.4%)

Victoria includes Joint Venture partner's 25% interest

- EI impact
  - Turnover $344m, Revenue $57m, EBIT $17m
  - Recovery in 2H08
- Positive operational performance
  - Good expense control (1.1%)
  - Technology improvements
  - Smoking bans absorbed
- Increased focus on competitive position
  - Continued product leadership
  - Retail distribution and self service
  - New media
  - International, eg NZ pooling
- Regulatory change continuing
  - Thoroughbred reform and racefields legislation NSW
  - Bookmaker reform Vic

Wagering: NT Operation and Competition

NT State of Play

- Market size FY07 $3.6b[1]; Tabcorp estimates $5b in 2008
- Tote odds betting infringes on Totalisator exclusivity
- Corporate Bookmakers contribute little – if anything – in industry funding
- Some states losing control of local market regulation

Responses reflect unique Racing Industry

- Regulatory
  - Enforce existing legislation
  - Implement Racefields legislation – NSW now on the right path
  - Get the rules right for Victoria so exclusivity has meaning
- Commercial
  - Continue to invest in product, distribution, new media
  - Expand internationally through pooling and vision arrangements
  - Enter NT market
- New funding model
  - Tote provides core industry funding – deep pools essential
  - Bookmakers and Betting Exchanges must contribute on turnover

A successful Australian racing industry depends on a successful Tote

1. NT Department of Justice

Gaming: KPIs

Vic Gaming	FY08	FY07	%
Revenue ($m)	1,013.9	972.0	4.3%
Venues (period end)	264	265	(0.4%)
EGMs (average)	13,513	13,647	(1.0%)
Jackpots EGMs (average)	69.5%	67.8%	1.7%
NMR/EGM/Day ($)	273	260	5.0%
2H Market Share (average)	52.0%	51.0%	1.0%
Keno			
Revenue ($m)	114.1	107.7	6.0%
Venues (Qld & NSW)	2,201	2,078	5.9%
Game plays (m)	85.0	87.7	(3.1%)
Averge ticket size ($)	8.4	8.0	5.1%

Gaming

- Revenue up 4.3% despite smoking bans
- EGM levy increase $13.4m pa
- Higher D&A due to EGM purchases
- Continued growth in market share
- Reviewing potential models post 2012

Keno

- Four Qld "Spot 10" jackpots compared to seven in the same period last year
- Expansion into NSW hotels approved; 170 live venues to 30 June 2008, target 600 by June 2009

Gaming: Market Share


Tabaret vs Tattersall's
Gaming Revenue Market Share
June 2003 to June 2008
Tabcorp
Tatts Group
Market Share %
52.50%
51.50%
50.50%
49.50%
48.50%
47.50%
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08

Share per half:	48.7%	49.6%	50.0%	50.6%	50.5%	50.1%	50.9%	51.0%	51.5%	52.0%

Source: VCGR

Group: Improved Expense and Operational Controls

Expense growth %



1.6%
9.2%
0.5%
FY06
FY07
FY08

Comments

- Underlying expenses contained within CPI
- Significant improvement in operational and IT performance
- Outsourcing contract signed with EDS and Telstra
  - Includes core infrastructure (data centres, system platforms, desktops) and managed data networks, voice and mobile
  - Accelerates transformation of IT, including disaster recovery and modernisation of venue network
  - Creates predictable technology expenses
- 2009 Group expense growth to be contained within inflation

Group: Capital Expenditure

Capex Trend



111.2
223.8
182.7
243.2
FY05
FY06
FY07
FY08
D&A 142.4
138.1
144.5
141.3

Capital programs

- Replacement capex $175-200m pa
- FY08 capex includes 'catch up' investments, higher in second half
- Expect similar capex in FY09, excluding Star City
- Star City Expansion
  - $100m upfront payment to NSW government in two instalments
  - Project Star total capex $475m; FY09 to FY11
- FY09 depreciation growth 10-15%

Group: Debt Key Features

Debt structure and maturity profile ($m)



700
600
500
400
300
200
100
0
$ millions
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Bank Debt
Medium Term Notes
US Private Placement

- Average debt maturity is 4.7 years
- FY09 maturity: $180m Oct-08 (facility undrawn)
- FY10 maturities: $200m Mar-10, $260m Apr-10
- Star City expansion to be funded by combination of debt, DRP, operating earnings

Fixed rate swaps and fixed interest medium term notes ($m)



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
$ million
Jun-08 Jun-09 Jun-10 Jun-11 Jun-12 Jun-13
Amounts at period end

- FY08 net interest expense benefited from hedging position of $11m, now closed out
- FY09 interest expense will increase significantly
  - Average interest rate expected to increase from 7.0% in FY08 to 7.5%
  - Average level of debt increasing

Outlook

- Tabcorp well placed to weather economic downturn
  - Expect softening in consumer demand to continue in the next 12-18 months
  - Tabcorp well placed following operational improvements in 2008
  - Gradually recovering from smoking bans, Equine Influenza. Gaming taxes absorbed

- Regulatory agenda
  - NSW racing industry reform
  - Racefields legislation and impact on Gentlemen's Agreement
  - Continued focus on responsible gambling and new government initiatives
  - Vic Wagering and Keno licence renewal

- Group priorities unchanged
  - Immediate priorities
    - Continued focus on operational performance and expense control
    - Increased emphasis on domestic growth and market share
  - Greater investment in medium term
    - FY09 capex similar to FY08
    - Star City expansion
  - Licence renewal

Summary

- Solid operational performance, normalised NPAT $516.9m, EI mitigated
- Addressed significant balance sheet issues
- Attractive dividend maintained
- Immediate priorities unchanged
- Increased investment for medium term revenue growth
- Star City expansion underway - construction to commence in 2H09

Appendices

1. Group results
2. Victorian Licence Accounting Impact
3. Reconciliation to FY08 reported segment results
4. Reconciliation of FY09 comparative results
5. Earnings per share and dividends per share
6. Casinos: Financial data
7. Casinos: Revenue by state and product
8. Wagering: Financial data
9. Wagering: Revenue by state and product
10. Gaming: Financial data
11. Balance sheet
12. Cashflow

1. Group Results

$m	Actual FY08	Change on pcp	Normalised FY08	Change on pcp
Total operating revenues	3,957.0	3.1%	3,915.6	0.9%
Other revenue[1]	35.5	(11.9%)	35.5	(11.9%)
Revenue	**3,992.5**	**3.0%**	**3,951.1**	**0.7%**
Government taxes & levies	(1,075.2)	3.0%	(1,070.9)	2.1%
Operating commissions	(450.8)	2.9%	(450.8)	2.9%
Racing industry fees	(377.4)	(2.2%)	(377.4)	(2.2%)
Net operating expenses	(1,014.0)	0.5%	(1,014.0)	0.5%
Depreciation & amortisation	(141.3)	(2.2%)	(141.3)	(2.2%)
EBIT	**933.8**	**9.2%**	**896.6**	**0.1%**
Net interest expense	(159.1)	(2.7%)	(159.1)	(2.7%)
Income tax expense	(232.3)	13.1%	(221.1)	1.7%
Outside equity interest	0.4	(53.9%)	0.4	(53.9%)
NPAT before non-recurring items	**542.9**	**11.4%**	**516.9**	**0.3%**
Victorian licence	(487.7)		(487.7)	
Wagering goodwill	(194.0)		(194.0)	
Star City expansion	(25.8)		(25.8)	
NPAT	**(164.6)**		**(190.6)**	
EBIT/Revenue (%)	*23.4*	*1.3*	*22.7*	*(0.1)*
Net interest cover (x)	*5.9*	*0.6*	*5.6*	*0.2*

1) *Excludes interest income*

2. Victorian Licence Accounting Impact

Victorian Licence Accounting

- Historical treatment recognised single asset $597.2m
  - No amortisation due to refund entitlement
  - Refund supports residual value
- Prospective accounting treatment is to recognise two assets

1. Victorian Gaming & Wagering Licences
   - Right to use licence for 18 years
   - Cost at inception $477.9m
   - Finite useful life (18 years), no residual
   - FY08 Written down value $109.5m
2. Financial asset receivable
   - Right to a cash refund at the end of the licence term of 18 years
   - Value at inception $119.3m
   - Recorded at amortised cost, value accretes over 18 years
   - Current estimate for FY12 is $686.6m
   - *FY08 present value is $474.6m, impaired*
   - No further accretion as impaired

Profit & Loss Impact

- Impact on FY08 of $487.7m
  - Impairment of receivable $474.6m
  - Other revenue - accretion of receivable ($40.6m)
  - FY08 amortisation of licence $26.6m
  - Net prior periods' adjustment $27.1m
- Licence continue to be amortised to nil by 2012 at $26.5m per annum
  - Wagering $8.5m
  - Gaming $18.0m
- Impairment may be reversed in the future should the matter be resolved in Tabcorp's favour

3. Reconciliation to FY08 reported segment results

	Casinos	Wagering	Gaming
FY08 Normalised EBIT (see slide 9)	**368.8**	**264.4**	**261.4**
Normalisation [1]	37.2		
Victorian Licences - FY08 Amortisation [2]		(8.5)	(18.1)
Victorian Licences - Prior Periods [2]		(8.8)	(18.3)
Victorian Licences - Refund Impairment [2]		(151.9)	(322.7)
Wagering Goodwill Impairment		(194.0)	
Impairment [3]	(36.9)		
Segment Result	**369.1**	**(98.8)**	**(97.7)**

1. *Normalised results exclude the impact of above/below theoretical win rates in the IRB in the Casinos division*
2. *Victorian Licences impact for FY08 totals $487.7m, represented by $26.6m of FY08 amortisation, net $27.1m from prior periods, $474.6m of refund impairment, and $40.1m of FY08 receivable accretion reported as interest revenue*
3. *Impairment represents the Star City expansion write-down of redundant assets of $36.9m ($25.8m after tax)*

4. Reconciliation of FY09 comparative results

	Casinos	Wagering	Gaming	Other	Group
FY08 Normalised EBIT	368.8	264.4	261.4	2.0	896.6
FY08 Licence Amortisation [1]		(8.5)	(18.1)		(26.6)
FY09 Normalised EBIT Comparative	**368.8**	**255.9**	**243.3**	**2.0**	**870.0**

	Actual	Amortisation	FY09 Comparative	Normalised	Amortisation	FY09 Comparative
EBITDA	1,075.1		1,075.1	1,037.9		1,037.9
Depreciation & amortisation	(141.3)	(26.6)	(167.9)	(141.3)	(26.6)	(167.9)
EBIT	933.8	(26.6)	907.2	896.6	(26.6)	870.0
NPAT before non-recurring items	**542.9**	**(26.6)**	**516.3**	**516.9**	**(26.6)**	**490.3**
1H08	273.4	(13.3)	260.1	261.9	(13.3)	248.6
2H08	269.5	(13.3)	256.2	255.0	(13.3)	241.7

1. *Represents the recurring licence amortisation allocated to Wagering and Gaming for FY08*

5. Earnings per share and Dividends per share

Normalised earnings per share



92.5
99.7
102.1
98.2
98.5
FY04
FY05
FY06
FY07
FY08

Dividends per share



71
81
89
94
94
FY04
FY05
FY06
FY07
FY08

Payout Ratio:

FY04	FY05	FY06	FY07	FY08
77%	81%	89%	96%	95%

6. Casinos: Financial Data

	Actual		Change	Normalised		Change
$m	**FY08**	**FY07**	**on pcp**	**FY08**	**FY07**	**on pcp**
Revenue	1,364.6	1,298.5	5.1%	1,323.2	1,343.1	(1.5%)
Taxes, levies, commissions and fees	(247.0)	(244.9)	0.9%	(242.8)	(249.4)	(2.7%)
Net operating expenses	(647.9)	(637.3)	1.7%	(647.9)	(637.3)	1.7%
Depreciation & amortisation	(63.9)	(70.1)	(9.0%)	(63.9)	(70.1)	(9.0%)
EBIT	**406.0**	**346.2**	**17.3%**	**368.8**	**386.2**	**(4.5%)**
EBIT/Revenue (%)	*29.8*	*26.7*	*3.1*	*27.9*	*28.8*	*(0.9)*

7. Casinos: Revenue by State and Product

$m	NSW FY08	Change on pcp	Qld FY08	Change on pcp	Total FY08	Change on pcp
EGMs	190.0	(10.0%)	283.3	3.4%	473.3	(2.4%)
Main Gaming Floor	254.4	(2.7%)	120.1	2.0%	374.5	(1.2%)
Private Gaming Rooms	121.8	11.8%	62.1	3.2%	183.9	8.7%
Non-gaming	95.4	0.7%	136.4	1.6%	231.8	1.1%
Domestic	**661.5**	**(2.2%)**	**602.0**	**2.7%**	**1,263.5**	**0.1%**
IRB (Normalised, net)[1]	43.1	(29.5%)	9.5	(22.5%)	52.6	(28.3%)
Operating Revenue (Normalised)	**704.6**	**(4.4%)**	**611.5**	**2.2%**	**1,316.1**	**(1.5%)**
Operating Revenue (Actual)	*738.4*	*4.9%*	*619.1*	*5.5%*	*1,357.5*	*5.1%*
Other revenue	-	-	-	-	7.1	(0.1%)
Revenue (Normalised)	**704.6**	**(4.4%)**	**611.5**	**2.2%**	**1,323.2**	**(1.5%)**
Revenue (Actual)	*738.4*	*4.9%*	*619.1*	*5.5%*	*1,364.7*	*5.1%*

1. IRB turnover for FY08 - $9.3b; FY07 - $12.3b

8. Wagering: Financial Data

$m	FY08	FY07	Change on pcp
Operating revenues			
Wagering - Victoria[1]	542.7	525.5	3.3%
Wagering - NSW[2]	821.2	848.5	(3.2%)
Media	103.9	90.2	15.1%
Trackside International	2.1	2.0	6.5%
Total operating revenues	**1,469.9**	**1,466.2**	**0.3%**
Other revenue	7.7	13.0	(40.8%)
Revenue	**1,477.5**	**1,479.1**	**(0.1%)**
Taxes, levies, commissions and fees	(870.1)	(885.8)	(1.8%)
Net operating expenses	(293.3)	(290.0)	1.1%
Depreciation & amortisation	(49.8)	(49.6)	0.3%
EBIT	**264.4**	**253.7**	**4.2%**
EBIT/Revenue (%)	*17.9*	*17.1*	*0.8*

1. *Victorian revenue and expenses are net of 25% allocation to JV partner*
2. *NSW represents 100% of revenue and expenses with an incentive fee equivalent to 25% of profits included in 'Taxes, levies, commissions and fees'*

9. Wagering: Revenue by State and Product

$m	NSW[1] FY08	Change on pcp	Vic[1] FY08	Change on pcp	Total FY08	Change on pcp
Operating revenues						
Thoroughbred	504.4	(6.2%)	318.8	(1.1%)	823.2	(4.3%)
Harness	91.3	(12.2%)	69.0	(5.8%)	160.3	(9.5%)
Greyhound	146.6	11.0%	88.9	13.8%	235.4	12.0%
Total racing	742.3	(4.1%)	476.7	0.6%	1,218.9	(2.3%)
Sportsbetting	62.2	12.7%	30.2	21.8%	92.4	15.5%
Trackside	-	-	21.7	7.6%	23.8	7.5%
Media	-	-	-	0.0%	103.9	15.2%
Other	16.7	(14.3%)	14.2	96.7%	30.8	15.7%
Total operating revenues	**821.2**	**(3.2%)**	**542.7**	**3.2%**	**1,469.9**	**0.3%**
Other revenue	-	-	-	-	7.7	(40.8%)
Revenue	**821.2**	**(3.2%)**	**542.7**	**3.2%**	**1,477.6**	**(0.1%)**

1) *Victorian revenue is net of 25% allocation to JV partner, NSW represents 100% of revenue*

10. Gaming: Financial Data

$m	FY08	FY07	Change on pcp
Operating revenues			
Victorian network - Hotel	653.9	628.0	4.1%
- Clubs	360.0	344.0	4.7%
Total Victorian gaming	1,013.9	972.0	4.3%
Keno	114.1	107.7	6.0%
Other	5.6	2.2	>100%
Total operating revenues	**1,133.6**	**1,081.8**	**4.8%**
Other revenue	20.6	19.8	4.0%
Revenue	**1,154.2**	**1,101.6**	**4.8%**
Taxes, levies, commissions and fees	(789.6)	(741.9)	6.4%
Net operating expenses	(75.8)	(73.8)	2.8%
Depreciation & amortisation	(27.4)	(23.8)	15.0%
EBIT	**261.4**	**262.1**	**(0.3%)**
EBIT/Revenue (%)	*22.6*	*23.8*	*(1.1)*

11. Balance Sheet

$m	As at 30 Jun 08	As at 30 Jun 07	Change on pcp
Total current assets	278.2	282.7	(1.6%)
Licences	723.9	1,220.8	(40.7%)
Other intangible assets	3,506.8	3,680.7	(4.7%)
Property, plant and equipment	1,499.3	1,461.8	2.6%
Other non current assets	113.5	80.5	41.0%
Total assets	**6,121.7**	**6,726.5**	**(9.0%)**
Total liabilities	3,350.9	3,342.3	0.3%
Shareholders' funds	**2,770.8**	**3,384.2**	**(18.1%)**
Net debt (reported)	2,096.5	2,133.4	(1.7%)
Net debt (economic)[1]	2,295.7	2,243.1	2.3%
Shares on issue (millions)	524.9	524.9	-
Ratios	**FY08**	**FY07**	%
Gross debt (economic) / Normalised EBITDA (x)	2.4	2.4	0.0
Interest cover	5.6	5.5	0.2
ROE (%)	16.9	14.4	2.5
Normalised ROE (%)	16.1	15.3	0.8

1) *Includes exchange variations on currency swaps on US private placement borrowings which are reported in derivative financial instruments under accounting standards.*

12. Cashflow

$m	Actual FY08	Actual FY07	Change on pcp
Net operating flows	994.4	959.6	3.6%
Net interest payments	(162.7)	(152.7)	6.5%
Income tax paid	(179.4)	(198.2)	(9.5%)
Payments for PP&E	(222.0)	(166.8)	33.1%
Net operating cash flows	**430.3**	**441.9**	**(2.6%)**
Proceeds from sale of assets/business	15.9	5.8	>100%
Dividends paid	(493.4)	(483.0)	2.2%
Others	(2.9)	14.0	(>100%)
Net debt at beginning of period	**2,133.4**	**2,213.0**	**(3.6%)**
Non cash movements[1]	87.0	100.9	(13.8%)
Net debt at end of period (reported)	**2,096.5**	**2,133.4**	**(1.7%)**
Net debt at end of period (economic)	**2,295.7**	**2,243.1**	**2.3%**
Operating cash flow per share (cents)	*82.0*	*84.0*	*(2.4%)*

1) *Includes exchange variations on currency swaps on US private placement borrowings which are reported in derivative financial instruments under accounting standards.*

Front cover: Images from Tabcorp's Casino, Wagering and Gaming businesses. The Phantom of the Opera photograph is courtesy of Jeff Busby.

END